UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Diamond Resorts International, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

25272T 104

(CUSIP Number)

Lowell D. Kraff

3722 Las Vegas Blvd., #1410 E

Las Vegas, NV 89158

(702) 540-0541

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 25272T104 13D/A	Page 2 of 10 Pages

1	Names of Reporting Persons Best Amigos Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 24,380
	8	Shared Voting Power 0
	9	Sole Dispositive Power 24,380
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,380
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.04% (1)
14	Type of Reporting Person OO

(1)	Based on 69,752,698 outstanding shares of common stock of the Issuer as of July 28, 2016.

CUSIP No. 25272T104 13D/A	Page 3 of 10 Pages

1	Names of Reporting Persons Diamond Oursurance, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 287,686
	8	Shared Voting Power 0
	9	Sole Dispositive Power 287,686
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 287,686
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.41% (2)
14	Type of Reporting Person OO

(2)	Based on 69,752,698 outstanding shares of common stock of the Issuer as of July 28, 2016.

CUSIP No. 25272T104 13D/A	Page 4 of 10 Pages

1	Names of Reporting Persons LDK Holdco, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (3)
14	Type of Reporting Person OO

(3)	Based on 69,752,698 outstanding shares of common stock of the Issuer as of July 28, 2016.

CUSIP No. 25272T104 13D/A	Page 5 of 10 Pages

1	Names of reporting persons Praesumo Partners, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO/BK
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,655,766
	8	Shared voting power 0
	9	Sole dispositive power 1,655,766
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,655,766
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 2.37% (4)
14	Type of reporting person OO

(4)	Based on 69,752,698 outstanding shares of common stock of the Issuer as of July 28, 2016.

CUSIP No. 25272T104 13D/A	Page 6 of 10 Pages

1	Names of Reporting Persons Lowell D. Kraff
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO/BK/PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 3,180,417 (5)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,180,417 (5)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,180,417 (5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.48% (6)
14	Type of Reporting Person OO

(5)	Includes (i) 1,212,585 shares of common stock issuable upon exercise of an option held by Mr. Kraff which is currently vested and (ii) an aggregate of 1,967,832 shares of common stock held by Best Amigos Partners, LLC, Praesumo Partners, LLC, and Diamond Oursurance, LLC. Mr. Kraff is the sole member of Best Amigos Partners, LLC, the managing member of Praesumo Partners, LLC, and the sole manager of Diamond Oursurance, LLC.
(6)	Based on 69,752,698 outstanding shares of common stock of the Issuer as of July 28, 2016.

CUSIP No. 25272T104 13D/A	Page 7 of 10 Pages

This Amendment No. 8 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends each of (i) the Schedule 13D filed by Best Amigos Partners, LLC (“BAP”), Diamond Oursurance, LLC, LDK Holdco, LLC and Lowell D. Kraff with the Securities and Exchange Commission (the “SEC”) on August 5, 2013, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 to such Schedule 13D filed on June 13, 2014, August 18, 2014, October 3, 2014, March 4, 2015, March 10, 2015, March 24, 2015, and July 19, 2016, respectively and (ii) the Schedule 13D filed by Praesumo Partners, LLC (“Praesumo” and, together with BAP, Diamond Oursurance, LLC, LDK Holdco, LLC and Mr. Kraff, the “Reporting Persons”) with the SEC on August 5, 2013, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to such Schedule 13D filed on June 13, 2014, August 18, 2014 and October 3, 2014, respectively (together, as so amended, the “Schedule 13D”).

This Amendment is being filed by the Reporting Persons to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

Mr. Kraff’s role as a director and as Vice Chairman of the board of directors of the Issuer concluded at the annual meeting on May 24, 2016.

The Rule 10b5-a Plans with J.P. Morgan terminated and are no longer in effect.

After giving effect to the sales by LDK and BAP described below in Item 5, the Amended Stockholders Agreement covers, as of July 28, 2016, an aggregate of 27,345,217 outstanding shares of Common Stock, representing approximately 39.20% of the outstanding Common Stock (based on 69,752,698 shares of Common Stock outstanding as of July 28, 2016).

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own 3,180,417 shares of Common Stock, representing approximately 4.48% of the Issuer’s outstanding Common Stock (based on 69,752,698 shares of Common Stock outstanding as of July 28, 2016).

(b) Mr. Kraff has sole voting power and sole dispositive power with regard to (i) 1,212,585 shares of Common Stock underlying options held by him and (ii) an aggregate of 1,967,832 shares of Common Stock held by BAP, Praesumo, Oursurance and LDK. Mr. Kraff is (i) the sole manager of BAP, (ii) the managing member of Praesumo, (iii) the sole manager of Oursurance, and (iv) the sole member of LDK. BAP has sole voting power and sole dispositive power with regard to 24,380 shares of Common Stock held by it. Oursurance has sole voting power and sole dispositive power with regard to 287,686 shares of Common Stock held by it. LDK holds no shares of Common Stock following its final sale on July 21, 2016. Praesumo has sole voting power and sole dispositive power with regard to 1,655,766 shares of Common Stock held by it.

CUSIP No. 25272T104 13D/A	Page 8 of 10 Pages

The share ownership reported for the Reporting Persons does not include any shares of Common Stock owned by the other parties to the Stockholders Agreement, as amended by the First Amendment. Each of the Reporting Persons is deemed to be a member of a “group” for purposes of the Exchange Act with the other parties to the Stockholders Agreement, as amended by the First Amendment. Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement, as amended by the First Amendment, except to the extent disclosed in this Schedule 13D.

(c) No transactions in the Common Stock have been effected by the Reporting Persons within the past 60 days, except (i) as disclosed in Amendment No. 7 filed with the SEC on July 19, 2016; (ii) for the following sales of shares of Common Stock on July 20, 2016, and July 21, 2016 in open market transactions by LDK; and (iii) for the following sales of shares of Common Stock on July 21, 2016, July 22, 2016, July 25, 2016, July 26, 2016, July 27, 2016, and July 28, 2016, in open market transactions by BAP:

Date	Shares	Weighted Average Sale Price per Share	Price
07/20/2016	42,759	$30.1533 (1)	$30.15 – $30.165 (2)
07/21/2016	17,190	$30.1530 (1)	$30.15 – $30.165 (2)
07/21/2016	200,000	$30.1770 (1)	$30.15 – $30.21 (2)
07/22/2016	503,779	$30.2322 (1)	$30.18 – $30.27 (2)
07/25/2016	81,247	$30.1586 (1)	$30.15 – $30.18 (2)
07/26/2016	150,595	$30.1703 (1)	$30.15 – $30.19 (2)
07/27/2016	206,151	$30.1642 (1)	$30.15 – $30.185 (2)
07/28/2016	2,125	$30.15 (3)	$30.15 (3)

(1)	For each row, reflects the weighted average sale price per share for multiple sales on the date set forth in the first column under the heading “Date.” Each of LDK and BAP undertakes to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the fourth column under the heading “Price Range.”
(2)	For each row, reflects the price range at which shares were sold in multiple sales transactions on the date set forth in the first column under the heading “Date.”
(3)	Reflects the exact price per share at which shares were sold in a single transaction on the date set forth in the first column under the heading “Date.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

The 985,277 shares of Common Stock previously pledged by BAP as collateral to secure a $10 million revolving loan facility for BAP are no longer pledged to the lender and are no longer owned by BAP.

CUSIP No. 25272T104 13D/A	Page 9 of 10 Pages

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

25.	Joint Filing Agreement of the Reporting Persons*

*	Filed herewith

CUSIP No. 25272T104 13D/A	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2016

BEST AMIGOS PARTNERS, LLC /s/ Lowell D. Kraff

DIAMOND OURSURANCE, LLC /s/ Lowell D. Kraff

LDK HOLDCO, LLC /s/ Lowell D. Kraff

PRAESUMO PARTNERS, LLC /s/ Lowell D. Kraff

LOWELL D. KRAFF /s/ Lowell D. Kraff